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EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2007	2006	2005	2004	2003
Ratio of earnings to fixed charges:
Excluding interest on deposits	894%	1003%	810%	510%	613%
Including interest on deposits	182%	218%	237%	221%	213%

The ratio of earnings to fixed charges is calculated as follows:

(income before income taxes) + (fixed charges)
(fixed charges)

(Dollars in thousands)	2007	2006	2005	2004	2003
Excluding interest on deposits
Income before income taxes	$22,233	$26,507	$21,726	$11,677	$11,272
fixed charges (excluding interest on deposits)	2,801	2,937	3,058	2,850	2,197

Total income before income taxes plus fixed charges	$25,034	$29,444	$24,784	$14,527	$13,469

Including interest on deposits
Income before income taxes	$22,233	$26,507	$21,726	$11,677	$11,272
fixed charges (including interest on deposits)	27,012	22,525	15,907	9,648	10,003

Total income before income taxes plus fixed charges	$49,245	$49,032	$37,633	$21,325	$21,275

Ratio of Earnings to Fixed Charges (Continued)

	For the Nine Months Ended:
	2008	2007
Ratio of earnings to fixed charges
Excluding interest on deposits	132%	952%
Including interest on deposits	106%	190%

The ratio of earnings to fixed charges is calculated as follows:

(income before income taxes) + (fixed charges)
(fixed charges)

	For the Nine Months Ended:
(Dollars in thousands)	2008	2007
Excluding interest on deposits
Income before income taxes	$1,101	$17,738
fixed charges (excluding interest on deposits)	3,388	2,082

Total income before income taxes plus fixed charges	$4,489	$19,820

Including interest on deposits
Income before income taxes	$1,101	$17,738
Fixed charges (including interest on deposits)	18,673	19,751

Total income before income taxes plus fixed charges	$19,774	$37,489

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  EXHIBIT 12.1
Ratio of Earnings to Fixed Charges